UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

CONSUMER PORTFOLIO SERVICES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

210502 100

(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners II, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210502 100	Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Levine Leichtman Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares
8. Shared Voting Power: 1,502,106 Shares (See Item 5)
9. Sole Dispositive Power: — 0 — Shares
10. Shared Dispositive Power: 1,502,106 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,502,106 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.5% (See Item 5)
14.	Type of Reporting Person

PN

CUSIP No. 210502 100	Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

LLCP California Equity Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares
8. Shared Voting Power: 1,502,106 Shares (See Item 5)
9. Sole Dispositive Power: — 0 — Shares
10. Shared Dispositive Power: 1,502,106 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,502,106 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.5% (See Item 5)
14.	Type of Reporting Person

PN

CUSIP No. 210502 100	Page 4 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Levine Leichtman Capital Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares
8. Shared Voting Power: 1,502,106 Shares (See Item 5)
9. Sole Dispositive Power: — 0 — Shares
10. Shared Dispositive Power: 1,502,106 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,502,106 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.5% (See Item 5)
14.	Type of Reporting Person

CO

CUSIP No. 210502 100	Page 5 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Arthur E. Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares
8. Shared Voting Power: 1,502,106 Shares (See Item 5)
9. Sole Dispositive Power: — 0 — Shares
10. Shared Dispositive Power: 1,502,106 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,502,106 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.5% (See Item 5)
14.	Type of Reporting Person

IN

CUSIP No. 210502 100	Page 6 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lauren B. Leichtman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares
8. Shared Voting Power: 1,502,106 Shares (See Item 5)
9. Sole Dispositive Power: — 0 — Shares
10. Shared Dispositive Power: 1,502,106 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,502,106 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.5% (See Item 5)
14.	Type of Reporting Person

IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 14 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”).

This Amendment amends and supplements the Schedule 13D originally filed by or on behalf of the Reporting Persons with the Commission on November 25, 1998 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 21, 1999 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Commission on June 2, 1999 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Commission on March 24, 2000 (“Amendment No. 3”) Amendment No. 4 to Schedule 13D filed with the Commission on February 11, 2003 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed with the Commission on June 3, 2003 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed with the Commission on January 15, 2004 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed with the Commission on February 3, 2004 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed with the Commission on June 4, 2004 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed with the Commission on June 29, 2004 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed with the Commission on April 5, 2006 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed with the Commission on April 14, 2006 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D filed with the Commission on March 1, 2007 (“Amendment No. 12”) and Amendment No. 13 to Schedule 13D filed with the Commission on July 25, 2007 (“Amendment No. 13”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13, is referred to herein as the “Amended Schedule 13D.”

The Amended Schedule 13D relates to the Common Stock, no par value per share (“Common Stock”), of Consumer Portfolio Services, Inc., a California corporation (the “Issuer”).

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 19, 1998, a copy of which is attached as Exhibit 1 to the Original Schedule 13D, among and on behalf of the Reporting Persons. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 4. Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended and restated to read as follows:

Between August 13, 2007 and August 15, 2007, the Partnership sold in the ordinary course of its business 361,417 shares of Common Stock beneficially owned by the Partnership. All of such sales were made by brokers in arm’s length open market transactions.

On August 21, 2007, the Partnership and the Issuer entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Partnership agreed to sell to the Issuer (i) 1,500,000 shares of Common Stock for an aggregate price of $7,500,000 ($5.00 per share), and (ii) the Warrant (as defined below) for an aggregate purchase price of $4,990. The purchase and sale of the Common Stock and the Warrant pursuant to the Stock Purchase Agreement closed on August 23, 2007. “Warrant” refers to the warrant held by the Partnership to purchase 1,000 shares of Common Stock for an exercise price of $0.01 per share.

The Partnership is holding the remaining shares of Common Stock of the Issuer owned by it in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the Issuer. The Partnership may sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or any part of the Common Stock owned by it in any manner permitted by law. The Reporting Persons retain the right, depending on market conditions and/or other factors, to change their investment intent or to acquire from time to time additional shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 1,502,106 shares of Common Stock. Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of August 23, 2007, approximately 7.5% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act), assuming that 19,986,983 shares of Common Stock were issued and outstanding as of such date. The 19,986,983 share figure is based on (i) the 21,486,983 shares of Common Stock reported as issued and outstanding as July 17, 2007, as set forth in the Issuer’s Form 10-K for the fiscal quarter ended June 30, 2007, filed with the Securities and Exchange Commission on July 23, 2007, as reduced by (ii) the 1,500,000 shares of Common Stock sold by the Partnership to the Issuer as of July 23, 2007.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,502,106 shares of Common Stock.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,502,106 shares of Common Stock.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,502,106 shares of Common Stock.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,502,106 shares of Common Stock.

(c)	Other than the sales described below, none of the Reporting Persons has effectuated any transactions in the Common Stock since the date on which the Reporting Persons filed Amendment No. 13.

Date	Number of Shares Sold	Price Per Share
8/13/2007	400	$5.49
8/13/2007	7,700	$5.14
8/13/2007	7,601	$5.15
8/13/2007	200	$5.18
8/13/2007	1,100	$5.22
8/13/2007	8,300	$5.20
8/13/2007	19,660	$5.25
8/13/2007	2,500	$5.21
8/13/2007	5,900	$5.26
8/13/2007	700	$5.27
8/13/2007	1,989	$5.28
8/13/2007	200	$5.30
8/13/2007	1,200	$5.35
8/13/2007	300	$5.37
8/13/2007	500	$5.38
8/13/2007	1,600	$5.40
8/13/2007	1,100	$5.42

Date	Number of Shares Sold	Price Per Share
8/13/2007	2,000	$5.45
8/13/2007	300	$5.48
8/13/2007	100	$5.46
8/13/2007	100	$5.47
8/13/2007	100	$5.41
8/13/2007	200	$5.36
8/13/2007	900	$5.19
8/13/2007	100	$5.17
8/14/2007	7,000	$4.94
8/14/2007	6,033	$4.95
8/14/2007	200	$4.96
8/14/2007	8,340	$5.00
8/14/2007	300	$5.08
8/14/2007	700	$5.01
8/14/2007	2,413	$5.02
8/14/2007	14,400	$5.03
8/14/2007	1,295	$5.05
8/14/2007	300	$5.09
8/14/2007	7,620	$5.10
8/14/2007	1,600	$5.11
8/14/2007	400	$5.12
8/14/2007	400	$5.15
8/14/2007	200	$5.16
8/14/2007	200	$5.17
8/14/2007	200	$5.18
8/14/2007	100	$5.04
8/14/2007	200	$4.98
8/14/2007	100	$4.97
8/15/2007	2,350	$4.51
8/15/2007	19,910	$4.55
8/15/2007	700	$4.57
8/15/2007	300	$4.53
8/15/2007	1,100	$4.60
8/15/2007	200	$4.64
8/15/2007	7,464	$4.75
8/15/2007	4,940	$4.76

Date	Number of Shares Sold	Price Per Share
8/15/2007	4,350	$4.80
8/15/2007	200,651	$4.50
8/15/2007	2,000	$4.81
8/15/2007	1	$4.77
8/15/2007	100	$4.63
8/15/2007	100	$4.62
8/15/2007	100	$4.58
8/15/2007	100	$4.52
8/15/2007	200	$4.54
8/15/2007	100	$4.56

In addition, on August 23, 2007, pursuant to the Stock Purchase Agreement, the Partnership sold to the Issuer (i) 1,500,000 shares of Common Stock for an aggregate price of $7,500,000 ($5.00 per share), and (ii) the Warrant for an aggregate purchase price of $4,990.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding to the end thereof:

Pursuant to the Stock Purchase Agreement, as of August 23, 2007, all of the obligations (subject to certain exceptions) of the Issuer to the Partnership under the Third Amended and Restated Securities Purchase Agreement dated as of January 29, 2004, by and between the Issuer and the Partnership (as amended, the “Third SPA”) and/or any of the Related Agreements (as defined in the Third SPA) were released and discharged. The sole surviving obligations are: (i) obligations under the Amended and Restated Registration Rights Agreement (as defined in the Third SPA); (ii) the indemnification obligations set forth in Article IX of the Third SPA; and (iii) the indemnification obligations set forth in Section 1.6 of the Second Amended and Restated Investor Rights Agreement dated March 8, 2002 between the Partnership and the Issuer.

As a result of the foregoing agreements, the Partnership no longer has the right (among other things) to appoint a member of the board of directors of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.31	Stock Purchase Agreement dated as of August 21, 2007 between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.

Page 11of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2007	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P.,
a California limited partnership

	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

			By:	/s/ Arthur E. Levine
Arthur E. Levine
President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P.,
a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

		By:	/s/ Arthur E. Levine
Arthur E. Levine
President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC.,
a California corporation

	By:	/s/ Arthur E. Levine
Arthur E. Levine
President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description
99.31	Stock Purchase Agreement dated as of August 21, 2007 between Consumer Portfolio Services, Inc. and Levine Leichtman Capital Partners II, L.P.